UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-38677

CUSIP Number: 74933X104

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ra Medical Systems, Inc.

Full Name of Registrant

Former Name if Applicable

2070 Las Palmas Drive

Address of Principal Executive Office (Street and Number)

Carlsbad, CA 92011

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Ra Medical Systems, Inc. (“Ra Medical”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (the “Form 10-Q”).

As previously announced in the Form 8-K filed on August 12, 2019, the Audit Committee of Ra Medical’s Board of Directors (the “Audit Committee”) has commenced an independent investigation in connection with an anonymous complaint. The Audit Committee has retained independent counsel to assist it in the investigation.  Ra Medical is not in a position to file its Form 10-Q until after the Audit Committee completes its investigation. Ra Medical has contacted the Securities and Exchange Commission (“SEC”) to advise it that an independent investigation is underway, and the Audit Committee intends to provide additional information to the SEC as appropriate through the culmination of the investigation.  The investigation is ongoing and Ra Medical cannot predict the duration or outcome of the investigation.  Therefore, Ra Medical will not be able, without unreasonable effort or expense, to timely file the Form 10-Q by the deadline prescribed by SEC rules and there is no assurance that Ra Medical will be able to file the Form 10-Q within the five calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Jackson	760	804-1648
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Forward-Looking Statements

“Safe Harbor” Statement Under U.S. Private Securities Litigation Reform Act of 1995

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), regarding Ra Medical’s expectations with respect to the Audit Committee investigation.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the Audit Committee investigation; the findings, conclusions and recommendations of the Audit Committee (and the timing of the conclusions) concerning matters relating to the Audit Committee investigation; Ra Medical’s response to the Audit Committee’s findings, conclusions and recommendations; the review by Ra Medical’s independent registered public accounting firm of the Audit Committee’s findings, conclusions and recommendations and Ra Medical’s financial statements; the risk that the completion and filing of the Form 10-Q will take longer than expected; and the risk that Ra Medical will be unable to file the Form 10-Q within the extension period of 5 calendar days provided under Rule 12b-25 of the Exchange Act. Ra Medical disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Ra Medical Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2019	By/s/ Andrew Jackson
Andrew Jackson
Interim Chief Executive Officer and Chief Financial
Officer